S.E.C. Release No. 34676

Investment Company Act of 1940

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF PIEDMONT INCOME FUND, INC.

812–5611

August 17, 2022

ORDER UNDER SECTION 38(a) OF THE INVESTMENT COMPANY ACT OF 1940 ("ACT") RESCINDING PRIOR ORDERS

The Commission issued a prior order to The Piedmont Income Fund, Inc. (the "Fund") under section 6(c) of the Act that granted exemptions from sections 18(f)(1) and 17(f) of the Act (Investment Company Act Release No. 15100 (May 15, 1986) (the "Piedmont 1986 Order")) and amended a previous order granted to Fund (Investment Company Act Release No. 14239 (Nov. 16, 1984) (collectively with the Piedmont 1986 Order, the "Prior Orders")).

The Commission also issued a prior order deregistering the Fund pursuant to section 8(f) of the Act (Investment Company Act Release No. 16761 (January 18, 1989). Section 40(a) of the Act provides that Commission orders under the Act shall be issued only after appropriate notice and opportunity for hearing. The Commission has determined that in light of the Fund's deregistration, a notice of the Commission's intention to rescind the Prior Orders is neither necessary nor appropriate.

Accordingly,

IT IS ORDERED, pursuant to section 38(a) of the Act, that the Prior Orders be, and hereby are, rescinded.

By the Commission,
J. Matthew DeLesDernier
Assistant Secretary